[redacted]

SECURI 06050175 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 45054

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/05 AND ENDING 3/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown + Brown LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 2 5 2006
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
INVESTORS CAPITAL HOLDINGS, LTD.)

FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2006 AND 2005

INVESTORS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of
Investors Capital Holdings, Ltd.)

Years Ended March 31, 2006 and 2005

Table of Contents

BROWN&BROWN

Brown & Brown, LLP | Boston | Westborough
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Stockholder of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of financial condition of Investors Capital Corporation ("ICC" or the "Company"), a wholly owned subsidiary of Investors Capital Holdings, Ltd. as of March 31, 2006 and 2005 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules I and II are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
May 17, 2006

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com
1500 West Park Drive, Suite 200 Westborough, MA 01581 | Tel. 508 475-0400 | Fax 508 475-0405

INVESTORS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Statements of Financial Condition
March 31, 2006 and 2005

	2006	2005
Assets		
Cash and cash equivalents	$ 3,539,415	$ 3,275,127
Deposit with clearing organization	175,000	175,000
Receivables:		
Brokers and clearing organizations	3,697,549	2,503,208
Employees and registered representatives	674,579	376,112
Other	393,212	111,951
Securities owned, at market value	73,702	330,380
Investments, cost	160,000	10,000
Due from related parties, net	791,577	2,032,213
Property and equipment, net	764,794	556,186
Other assets	132,317	95,061
Deferred tax asset	67,345	-
Total assets	$ 10,469,490	$ 9,465,238
Liabilities and Stockholder's Equity		
Accrued liabilities	$ 608,413	$ 439,291
Deferred revenue	103,612	105,775
Payables:		
Brokers and clearing organization	2,433,760	1,886,340
Other	999,932	603,403
Securities sold, not yet purchased, at market value	51,386	327,905
Income taxes payable	-	766,060
Deferred tax liability	-	27,961
Total liabilities	4,197,103	4,156,735
Commitments and contingencies (Note 8)		
Stockholder's equity:		
Common stock, no par value; 150,000 shares authorized, 1,000 shares issued and outstanding	2,479,700	2,479,700
Retained earnings	3,792,687	2,828,803
Total stockholder's equity	6,272,387	5,308,503
Total liabilities and stockholder's equity	$ 10,469,490	$ 9,465,238

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Statements of Income
Years Ended March 31, 2006 and 2005

	2006	2005
Revenues:		
Commissions and fees	$ 61,788,310	$ 52,064,040
Advisory fees	3,526,701	-
Interest and dividend income	419,647	237,116
Other income	269,748	488,010
Total revenues	66,004,406	52,789,166
Expenses:		
Commissions	53,414,944	42,652,685
Compensation and benefits	4,739,822	3,955,901
Management fees - related party	1,009,139	1,196,277
Legal and professional fees	2,191,417	997,237
Advertising	794,559	688,771
Occupancy	646,821	538,488
Communications	494,090	425,997
Regulatory fees	216,333	220,193
Data processing	132,300	179,198
Interest expense	47,227	38,312
Miscellaneous	605,014	489,382
Loss on disposal of equipment	-	31,072
Gain on sale of advisory rights	(36,758)	-
Total expenses	64,254,908	51,413,513
Income before income taxes	1,749,498	1,375,653
Income taxes	785,614	517,202
Net income	$ 963,884	$ 858,451

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Statements of Changes in Stockholder's Equity
Years Ended March 31, 2006 and 2005

	Common Stock No Par Value			
	Number of Shares	Carrying Amount	Retained Earnings	Total Stockholder's Equity
Balance, March 31, 2004	1,000	$2,479,700	$ 1,970,352	$ 4,450,052
Net income	-	-	858,451	858,451
Balance, March 31, 2005	1,000	2,479,700	2,828,803	5,308,503
Net income	-	-	963,884	963,884
Balance, March 31, 2006	1,000	$2,479,700	$ 3,792,687	$ 6,272,387

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Statements of Cash Flows
Years Ended March 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 963,884	$ 858,451
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	205,905	163,317
Loss on disposal of equipment	-	31,072
Gain on sale of advisory rights	(36,758)	-
Deferred taxes	(95,306)	(14,871)
Changes in assets and liabilities:		
Receivables	(1,737,311)	485,353
Securities, net	(19,841)	(75,095)
Other assets	(37,256)	96,806
Due from related parties	1,240,636	(1,101,784)
Accrued liabilities	169,122	183,959
Deferred revenue	(2,163)	105,775
Payables	943,949	119,737
Income taxes payable	(766,060)	(133,040)
Net cash provided by operating activities	828,801	719,680
Cash flows from investing activities:		
Purchase of investments	(150,000)	-
Acquisition of property and equipment	(414,513)	(263,342)
Net cash used in investing activities	(564,513)	(263,342)
Cash flows from financing activities:		
Principal payments on note payable to NASD	-	(148,679)
Net cash used in financing activities	-	(148,679)
Net increase in cash and cash equivalents	264,288	307,659
Cash and cash equivalents at beginning of year	3,275,127	2,967,468
Cash and cash equivalents at end of year	$ 3,539,415	$ 3,275,127
Supplemental Disclosure of Cash Flow Information:		
Cash paid for Interest	$ 47,227	$ 38,312
Cash paid for Taxes	$ 212,256	$ 315,000

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Notes to Financial Statements

NOTE 1 – NATURE OF BUSINESS

Investors Capital Corporation (the "Company") began operations on July 6, 1992. The Company is a wholly-owned subsidiary of Investors Capital Holdings, Ltd. ("ICH" or the "Parent") which is publicly traded on the American Stock Exchange. The Company is a dually registered broker/dealer and a Registered Investment Advisor with a national network of independent financial representatives. These representatives are licensed to sell securities through the Company with the National Association of Securities Dealers (the "NASD") and the Securities and Exchange Commission (the "SEC") acting as the requisite federal and local regulatory agencies. The Company clears its public customer accounts on a fully disclosed basis through a clearing broker.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The Company has established revenue recognition policies for each of its income items, including Mutual Funds/Variable Annuities, Trading, Advisory Fees, Administration Fees on Errors and Omissions ("E&O") and Renewals, and Marketing Revenues on production and for regional and national events. A description of the revenue recognition process related to each category is presented below. The Company recognizes revenue pursuant to the guidance provided by SEC Staff Accounting Bulletin ("SAB") 104, *"Revenue Recognition in Financial Statements"*.

MUTUAL FUNDS/VARIABLE ANNUITIES: The Mutual Funds/Variable Annuity revenue is recognized upon receipt of commissions related to each sale, which generally is settled on the trade date. The earnings process is substantially complete at the point that the fund company distributes payment to the Company.

TRADING: The Company earns commissions through stock purchases and sale transactions, mutual fund purchases, government and corporate bonds transactions, fee-based managed accounts, and ticket charges. The Company also earns revenue in the form of 12b1 fees and interest on account balances. The earnings process is substantially complete at trade date in accordance with the rules of the National Association of Securities Dealers ("NASD") and the Securities and Exchange Commissions ("SEC").

The Company also receives credit adjustments for clearing charge adjustments that are netted against any clearing charges the Company may incur for the period. These adjustments are recognized as income in the period received, unless otherwise noted by the clearing firm.

Unrealized gains and losses are recorded at the time that the Company reconciles its trading positions with the market value. The unrealized gains or losses are adjusted to market until the position is settled or the trade is cancelled.

ADVISORY FEES: The Company's managed accounts advisory fees are based on the amount of assets managed per agreement between the advisor and the advisor's client. These revenues are recorded quarterly as and when billed and any portion remaining uncollected at the end of the subsequent quarter is charged against earnings at that time.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

ADMINISTRATION FEES: Administration fees for services rendered to its representatives respecting annual NASD license renewals and E&O insurance are recognized as revenue upon registration of the representative with NASD and listing of the registered representative with the E&O insurance carrier. The funds received from the registered representative are initially recorded as unearned revenue. The amounts, if any, collected in excess of the E & O insurance premium and/or fees due to NASD are recognized as revenue.

MARKETING REVENUE: Revenue from marketing associated with product sales is recognized quarterly based on production levels. Marketing event revenues are recognized at the commencement of the event offset by its costs.

Securities Transactions

Securities transactions are reflected on a trade-date basis. The Company's security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

Fair Values of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate current fair value as the maturities on these financial instruments generally have short maturity periods. Financial instruments consist principally of cash and cash equivalents, securities, receivables, and payables.

Receivable from and Payable to Brokers and Clearing Organizations

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with an original maturity at the date of purchase of 90 days or less.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Accordingly, actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2005 financial statements in order to conform to the 2006 presentation. These reclassifications have no effect on previously reported results of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to seven years. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

Income Taxes
The Company provides for income taxes pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "*Accounting for Income Taxes*". Accordingly, the Company recognizes deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the Company's financial statements. Deferred state income taxes result from temporary differences in reporting income for financial statement and income tax purposes.

The Company is included in the consolidated federal income tax and state excise tax returns filed by ICH. Federal income taxes and state excise taxes are filed at consolidated tax rates. Current and deferred taxes of the consolidated group are allocated to each member of the group as if it were a separate taxpayer.

Advertising Costs
The Company charges the costs of advertising to expense as incurred.

Stock Options
As of October 1, 1997, the Parent's Board of Directors adopted the 1996 Incentive Stock Option Plan (The "1996 Plan"). The Company's key employees, directors, and the registered representatives are eligible to receive options under the 1996 Plan. The aggregate number of shares to be delivered under the Parent's 1996 Plan can not exceed 300,000 shares. Each grant of options, the number of options granted, and the vesting schedules of such options subject thereto were determined by the Parent's Board. The stock options outstanding are fully vested after two years from grant date, are exercisable for an additional three years after vesting, and are forfeited 30 days after termination. As of March 31, 2005, the Company had 22,117 options granted to employees, all of which are fully vested and exercisable. No options were exercised during the year and all options expired in August of 2005. Options granted to registered representatives are reported on the Parent's financial statements per Financial Interpretation No. 44, "*Accounting for Certain Transactions Involving Stock Compensation*".

Variable Interest Entities
Effective January 2005, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 46R, "*Consolidation of Variable Interest Entities*" ("FIN No. 46R"). This interpretation addresses consolidation by business enterprises of variable interest entities in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or in which the equity investors do not have the characteristics of a controlling financial interest. The interpretation requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses from the VIE's activities or entitle it to receive a majority of the expected residual returns of the entity. FIN No. 46R also requires disclosure about VIEs that the company is not required to consolidate, including the nature, purpose, size, and activities of the variable interest entity and the enterprise's maximum exposure to loss as a result of its involvement with the variable interest entity. Management has determined that no variable interest entities exist which would require disclosure or consolidation in the financial statements as of March 31, 2006.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards

In May 2005, the FASB issued SFAS No. 154, *"Accounting Changes and Error Corrections"* ("SFAS No. 154"). This statement replaces APB Opinion No. 20, *"Accounting Changes"*, and FASB Statement No. 3, *"Reporting Accounting Changes in Interim Financial Statements"*, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. The Company is required to adopt SFAS No. 154 on January 1, 2006; however, management does not expect the adoption of SFAS No. 154 to have a material impact on the Company's cash flows, results of operations, or financial position.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), *"Share-Based Payment"* ("SFAS No. 123R"). SFAS No. 123R addresses all forms of share-based payment ("SBP") awards, including shares issued under employee stock purchase plans, stock options, restricted stock, and stock appreciation rights. SFAS No. 123R will require the Company to expense SBP awards with compensation cost for SBP transactions measured at fair value. The FASB originally stated a preference for a lattice model because it believed that a lattice model more fully captures the unique characteristics of employee stock options in the estimate of fair value, as compared to the Black-Scholes model, which the Company currently uses for its disclosure. The FASB decided to remove its explicit preference for a lattice model and not require a single valuation methodology. SFAS No. 123R requires the Company to adopt the new accounting provisions beginning April 1, 2006. The Company has evaluated the impact of applying the various provisions of SFAS No. 123R and has determined that there is no impact on the financial statements.

NOTE 3 – MARKETABLE SECURITIES

The Company accounts for its investments in accordance with SFAS No. 115, *"Accounting for Certain Investments in Debt and Equity Securities"* ("SFAS No. 115"). SFAS No. 115 requires companies to classify their short-term investments as trading, available-for-sale, or held-to-maturity. The Company's marketable securities consist of fixed income instruments and mutual funds and have been classified by management as trading. Accordingly, realized and unrealized gains and losses at year-end are included in the earnings of the Company. The fair market value of these securities was determined based on quoted market prices.

The Company conducts its principal trading through several designated trading accounts. Of these accounts, some are used to facilitate fixed income trading for representatives and may carry positions overnight. These securities are normally held in the account no longer than 30 days and are recorded at market value. During the comparative years ended March 31, 2006 and 2005, the Company had recorded an unrealized gain of $3,596 and an unrealized loss of $7,001, respectively, resulting from held positions.

NOTE 4 – SECURITIES - AT MARKET VALUE

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices.

As of March 31, 2006 and 2005, the Company's proprietary trading and investment accounts consisted of the following securities:

	March 31, 2006		March 31, 2005	
	Sold, But Not Yet Purchased	Owned	Sold, But Not Yet Purchased	Owned
Corporate equity	$ 50,432	$ 2,042	$ 291,124	$ 132,964
Corporate bonds	-	15,024	-	-
Unit investment trust	-	-	36,781	7,287
Municipal bonds	-	7,768	-	107,317
Mortgage backed securities	-	45,481	-	54,143
Mutual funds	954	422	-	28,669
Certificate of deposit	-	1,995	-	-
Treasury bonds	-	970	-	-
	$ 51,386	$ 73,702	$ 327,905	$ 330,380

Other Investments

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold, unless registration has been affected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At March 31, 2006 and 2005, the Company recorded its private equity holdings at cost, $160,000 and $10,000, respectively, in accordance with Accounting Principles Board ("APB") No. 18, *"The Equity Method of Accounting for Investments in Common Stock"* ("APB No. 18"), as the Company does not exercise significant influence over this equity investment.

NOTE 5 - PROPERTY AND EQUIPMENT

The components of property and equipment are as follows at March 31:

	2006	2005
Equipment	$ 937,993	$ 688,541
Furniture and fixtures	223,959	167,381
Leasehold improvements	362,482	253,999
	1,524,434	1,109,921
Accumulated depreciation and amortization	(759,640)	(553,735)
	$ 764,794	$ 556,186

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company paid management fees of $1,009,139 and $1,196,277 for the years ended March 31, 2006 and 2005, respectively, to ICH. Management fees were allocated from ICH to the Company based on a 90% allocation of direct operating expenses. A new time study was prepared during the fiscal year ended March 31, 2005 which resulted in a change in allocation from 70% to 90% of direct operating expenses. For the period January 1, 2006 through March 31, 2006, the Company incurred 100% of the expenses related to ICH in the form of management fees. At March 31, 2006 and 2005, the Company owed $1,660,651 and $99,098, respectively, to ICH.

The Company executes security trades for a related entity, Eastern Point Advisors, Inc. ("EPA"). For the years ended March 31, 2006 and 2005, commissions processed by ICC on behalf of EPA were $1,064,472 and $1,211,662, respectively. These amounts are recorded in the due from related parties on the Statement of Financial Condition. At March 31, 2006 and 2005, the Company was owed $2,452,228 and $2,131,311, respectively, from EPA.

The Company leases office space from the Arlsberg Trust, the trustee of whom is the principal stockholder of ICH and Investors Realty, LLC. Rent expense for these leases amounted to $218,231 and $195,431 for the years ending March 31, 2006 and 2005, respectively, and is included in occupancy costs on the Statement of Income.

During 2003 and 2004, two former members of the Board of Directors were also registered representatives of the Company and received compensation related to commissions earned for consulting fees. For the years ended March 31, 2006 and 2005, this compensation was $0 and $117,292, respectively.

The Company also acquires services from Investors Marketing Services, Inc., an owner of which is a principal stockholder of ICH. These services are primarily for the production of marketing kits which ICC uses for business development. The total costs for years ended March 31, 2006 and 2005 were $55,498 and $33,723, respectively.

NOTE 7 – INCOME TAXES

The Company has recorded a provision for federal and state income taxes, based on its taxable income, as well as a deferred provision for federal and state taxes as a result of a deferred tax asset that is generated from the tax effect of timing differences primarily resulting from depreciation. Any losses of the Company are used in the consolidated tax returns of ICH. The components of the provision (benefit) for income taxes are as follows:

	2006		2005	
	Current	Deferred	Current	Deferred
Federal	$ 673,104	$ (72,823)	$ 406,553	$ (11,363)
State	207,816	(22,483)	125,520	(3,508)
	$ 880,920	$ (95,306)	$ 532,073	$ (14,871)

NOTE 7 – INCOME TAXES (Continued)

The net deferred tax asset (liability) includes the following at March 31:

	2006	2005
Deferred tax asset (liability)	$ 67,345	$ (27,961)
	$ 67,345	$ (27,961)

The total income tax expense differs from the income tax at the statutory federal income tax rate due to the following for the years ended March 31:

	2006	2005
Federal income tax at statutory rate	$ 594,829	$ 453,965
State income taxes, net of federal benefit	109,693	82,539
Meals and entertainment	26,230	20,137
Other	54,862	(39,439)
Total income tax expense	$ 785,614	$ 517,202

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Operating Lease
The Company leases its primary office space in Lynnfield, Massachusetts from a related party (see Note 6). The lease expired on March 31, 2005 and was extended for a three year term. The Company entered into two new leases during the year for investment centers located in Braintree, MA and Miami, FL. The leases expire in November 2009 and 2007, respectively. The Company has entered into various operating leases for office equipment and furniture.

Future minimum lease payments as of March 31, under operating leases are as follows:

2007	$ 347,510
2008	233,340
2009	48,797
Total	$ 629,647

Rent expense under these leases was $289,203 and $255,624 for the years ended March 31, 2006 and 2005, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENCIES (Continued)

Litigation and Claims

The Company is involved with various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. At March 31, 2006 and 2005, the Company was the co-defendant in several lawsuits with claims of approximately $4.1 million and $3.0 million, respectively. Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the firm's financial condition. The Company has Errors and Omissions ("E&O") insurance to protect itself from potential damages and/or legal costs associated with the majority of the aforementioned lawsuits. The maximum exposure in any one case with coverage is $75,000 and $100,000 per the Company's E&O policy. In accordance with FASB Statement No. 5, *"Accounting for Contingencies"*, the Company had accrued expenses of approximately $659,000 and $247,000 for the years ended March 31, 2006 and 2005, respectively, related to legal fees and estimated probable settlement costs relating to the Company's defense in various lawsuits.

By administrative complaint dated November 16, 2005, the Securities Division (the "Division") of the Secretary of the Commonwealth of Massachusetts (the "State") brought an adjudicatory proceeding against Investors Capital Corporation alleging violation of its supervisory obligations under State securities laws in connection with past sales of equity-indexed annuities. The complaint alleges, among other things, that ICC failed to properly supervise associated persons, thereby allowing allegedly unsuitable sales of these insurance products. The complaint, which seeks an order instructing the Company to cease such violations and to pay an unspecified administrative fine, also requests that the Company's registration as a securities broker-dealer in Massachusetts be suspended or revoked, that the firm be censured, and that it be ordered to fairly compensate purchasers of the insurance products for any losses attributable to wrongdoing by ICC.

The Company is unable to reasonably estimate any possible range of loss related to these proceedings due to their uncertain resolution. However, a conclusion of these matters favorable to the Division could have a material adverse effect on the Company's financial position and results of operations.

NOTE 9 – 401(K) PLAN

The Company participates in a 401(k) retirement plan (the "Plan") sponsored by ICH. The Plan covers substantially all employees who have met employment guidelines. Employer contributions made to the Plan for the years ended March 31, 2006 and 2005 were $128,757 and $90,658, respectively.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include the general public. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Securities sold, but not yet purchased, represent obligations of the Company to purchase the securities in the market at the prevailing prices to the extent that the Company does not already have the securities in possession. Accordingly, these transactions result in off-balance sheet risk when the Company's satisfaction of the obligations exceeds the amount recognized in the balance sheet. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK (Continued)

It is the Company's policy to review, as necessary, the credit standings of each counterparty with which it conducts business. Commissions receivables from one source were 22% and 27% of total receivables for the years ended March 31, 2006 and 2005, respectively.

NOTE 11 – TRADING ERROR

During the normal course of business on April 20, 2004, the Company incurred a trade error on a trade initiated by a Registered Representative. The impact of the trade error was approximately a $530,000 decrease to the statement of income. The Company pursued all remedies, including insurance, recourse from the clearing firm and recovery from the Registered Representative. The outcome of such remedies procured a recovery of $315,010. Therefore, the net loss realized from the trade error was $214,337, which is included in costs of sales for the year ended March 31, 2005.

NOTE 12 - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and accordingly is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of March 31, 2006 and 2005, the Company had net capital of $957,424 and $1,692,787, respectively, which was sufficient to meet the required net capital of $432,022 and $274,549, respectively. The Company's ratio of aggregate indebtedness was 6.63 to 1 and 2.43 to 1 at March 31, 2006 and 2005, respectively.

At March 31, 2006 and 2005, there were differences between the audited net capital computation and the computation prepared by the Company (see Schedule I).

NOTE 13 - FORM X-17A-5

A copy of the Company's most recent annual audit report (March 31, 2006) is available for examination at the principal office of the firm and at the regional office of the SEC.

BROWN&BROWN

Brown & Brown, LLP | Boston | Westborough
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Stockholder of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Investors Capital Corporation (a Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd. – "ICC" or the "Company") for the year ended March 31, 2006, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives, internal control and the practices and procedures, are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com
1500 West Park Drive, Suite 200 Westborough, MA 01581 | Tel. 508 475-0400 | Fax 508 475-0405

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at March 31, 2006 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended March 31, 2006. All customer transactions cleared through another broker-dealer on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Brown & Brown, LLP

Boston, Massachusetts
May 17, 2006

INVESTORS CAPITAL CORPORATION
Computation of Net Capital Pursuant to Rule 15c3-1
March 31, 2006

Schedule I

		Audited Net Capital
Total stockholder's equity		$ 6,272,387
Less: non-allowable assets from the Statement of Financial Condition		5,177,589
Net capital before haircuts on securities		1,094,798
Less: Haircuts on securities		99,374
Other deductions		38,000
Net capital		957,424
Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 423,022	
or minimum dollar net capital requirement	100,000	423,022
Excess net capital		$ 534,402
Aggregate indebtedness		$ 6,345,336
Percentage of aggregate indebtedness to net capital		663%

There were material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15(c)(3)-1, as follows:

Previously reported net capital	$ 1,805,165
Audit adjustments:	
Federal income tax payable	(339,939)
State income tax payable	(119,511)
Accrued liabilities	(388,291)
Audited net capital, per above	$ 957,424

INVESTORS CAPITAL CORPORATION
Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3
March 31, 2006

Schedule II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).